This submission is made solely for the purpose of establishing a new registration statement for Fixed Annuity (Strategic Value Annuity) (“FA (SVA)”) under CIK 0002041679 for Brighthouse Life Insurance Co (RILA MVA) in contemplation of a future post-effective amendment under the Securities Act of 1933, as directed by the SEC in Release No. 33-11294; 34-100450; IC-35273; File No. S7-16-23 (“Registration for Index-Linked Annuities and Registered Market Value Adjustment Annuities; Amendments to Form N-4 for Index-Linked Annuities, Registered Market Value Adjustment Annuities, and Variable Annuities; Other Technical Amendments”). This submission is part of our transition of the FA (SVA), currently registered on Form S-3 as Registration No. 333-276469, to the amended Form N-4 requirements tailored to register market value adjustment annuities.